

September 22, 2011

Via E-mail
Ms. Amy E. Miles
President
United Artists Theatre Circuit, Inc.
7132 Regal Lane
Knoxville, TN 37918

> **Re:** **United Artists Theatre Circuit, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2010**
> **Filed March 21, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 033-49598**

Dear Ms. Miles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 22

1. We note your reference to a reduction in operating income in fiscal 2010 as the primary reason for the $13.4 million variance in net cash flows generated from operating activities between fiscal 2010 and fiscal 2009. However, operating income for fiscal 2010 decreased only $800 thousand, as compared to fiscal 2009. As such, it is not clear how this is a primary driver of the variance in cash flow. Please advise. In addition, please

Ms. Amy E. Miles
United Artists Theatre Circuit, Inc.
September 22, 2011
Page 2

note that reference to operating income, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to fully understand cash flows of operating activities in terms of cash without discussion of the significant reasons therefor and related underlying drivers thereof. In this regard, revise your disclosure, as appropriate. We note that your revised disclosure should include a discussion of the vendor payments affected by timing for the periods indicated in your disclosure and the reason why, as well as an explanation regarding the timing of income tax payments driving the variance between fiscal 2010 and fiscal 2009.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) The Company and Basis of Presentation, page 32

2.	Based upon your footnote disclosure on page 33, we note that UATC and RCI entered into a sublease agreement pursuant to which UATC will sublease digital projection systems from RCI. We note further that UATC's minimum annual rent will be $1,000 per system for the first six and a half years of the sublease agreement and, upon certain conditions, could increase to a minimum annual rent of $3,000 per system for the remainder of the agreement. Finally, we note that UATC is subject to various other types of rent if the digital projection systems do not meet minimum performance requirements that are outlined in the RCI's Master Lease and UATC's sublease. Given that (I) the annual rents disclosed reflect minimum rents and (II) your company appears to be subject to additional forms of rent should the leased equipment not meet established minimum performance thresholds, please tell us whether there is a contingent rent component to UATC's lease expense under the sublease agreement with RCI. If so, tell us the underlying driver or factor upon which any contingent rent is based. Furthermore, if contingent rent could materially increase the overall rent expense attributable to the leasing of the digital projection systems, please also disclose the underlying drivers or factors upon which such contingent rent is based and the amount of the contingent rent. Additionally, tell us and disclose (i) the conditions upon which the annual minimum rent may increase to $3,000 per system, and (ii) the amount of rent incurred in 2010.

(3) Summary of Significant Accounting Policies

Advertising and Start-up Costs, page 38

3.	Please disclose the total amount of advertising expense recognized for each reporting period for which you have provided a consolidated statement of income. Refer to FASB ASC Topic 720-35-50-1(b) for further guidance.

Exhibit Index

4.	Please confirm that you will furnish the Section 1350 Certifications pursuant to Item 601(b)(32) of Regulation S-K in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

(3) Related Party Transactions, page 7

5.   We note that the "related-party receivables" balance, which you report in the equity section of your balance sheet, has increased from approximately $55.5 million as of December 27, 2007 to approximately $85.4 million as of June 30, 2011. Based upon your disclosure on page 7 of your filing, it appears that at least a portion of the outstanding balance may relate to advances that your company has made to Prop I to fund additions and/or renovations to theatres leased from Prop I. However, we also note from your disclosure on page 8 of your filing and page 41 of your fiscal year 2010 Form 10-K, that recent increases to your related-party receivables balance have been attributable to the timing of intercompany cash collections and disbursements. Given that (I) your related-party receivables balance has become one of the most significant balances reported on your balance sheet and (II) the balance appears to have increased during almost all of the individual periodic reporting periods subsequent to December 27, 2007, we believe that you should provide a more comprehensive discussion and analysis of the composition of the balance, the expected timing of collection of all outstanding amounts, and the overall collectability of the balance. In this regard, please tell us and, as appropriate, disclose the following:

- The amount of your related-party receivables balance that relates to advances to Prop I, the amount that relates to the timing of intercompany cash collections and disbursements, and the nature and amount of any other material related-party receivables that may be reported in the balance;
- The reason why your outstanding related-party receivables balance continues to increase as of each balance sheet date and whether such trend can be expected to continue for the foreseeable future;
- The number of theatres that your company leases from Prop I;
- Whether advances to Prop I are expected to continue in future reporting periods and, if so, the expected significance of such advances;
- Whether you periodically evaluate the fair value of the theatres leased from Prop I to assess whether the proceeds that would be received upon the sale of such theatres continue to support the collectability of the advances made to Prop I;
- The expected timing of collection/settlement of outstanding related-party receivables that have arisen due to the timing of intercompany cash collections and disbursements; and
- The reason the recurring cash outflows attributable to your related-party receivables balance have been deemed financing activities for purposes of cash flow statement presentation.

In addition, given that (A) your company's advances to Prop I appear to fund leasehold improvements at theatres that your company leases, (B) repayment of such advances appears contingent upon Prop I's sale of properties, and (C) your company appears to be the ultimate beneficiary of the advances (i.e., through the use of the theatres receiving the additions and/or renovations), please tell us how you have determined that you are not effectively the acquirer/owner of the leasehold improvements. As part of your response, specifically tell us (i) whether repayment of the advances is contingent upon the sale of the specific theatres for which leasehold improvements were funded, (ii) how the useful lives of the leasehold improvements funded by the advances compare to your lease terms for the respective theatres (including, any anticipated lease renewals), (iii) whether the advances are recoverable if the theatres to which they relate are subsequently leased to another party, rather than sold, and (iv) any accounting literature that you believe supports your current accounting treatment – particularly given the contingency regarding collection.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 15

6.   Your disclosure primarily attributes the increase of $8.1 million in net cash flows generated from operating activities for the fiscal 2011 period, as compared to the fiscal 2010 period, to the $2.2 million increase in operating income for the fiscal 2011 period, as compared to the fiscal 2010 period. However, it appears that working capital items were more significant factors in driving the variance in net cash flows. Please revise your disclosure to discuss the respective working capital items that impacted the change in your net cash flows generated from operating activities and the reason why, placing emphasis on (I) the vendor payments affected by timing and (II) an explanation of the timing of income tax payments indicated in the present disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief